SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           ALERIS INTERNATIONAL, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                   144771039
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                                 (CUSIP Number)

                                 Joel M. Frank
                             OZ Management, L.L.C.
                         9 West 57th Street, 39th Floor
                               New York, NY 10019
                                  212-790-0000

  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 16, 2006
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 144771039                Schedule 13D               Page 2 of 9 pages


-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     OZ Management, L.L.C.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [X]
                                                                (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO. See Item 3.
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                       [  ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                  7.    Sole Voting Power
Shares
Beneficially                                     2,005,064
Owned by                                   ------------------------------------
Each                                       8.    Shared Voting Power
Reporting
Person with                                      0
                                           ------------------------------------
                                           9.    Sole Dispositive Power

                                                 2,005,064
                                           ------------------------------------
                                           10.   Shared Dispositive Power

                                                 0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,005,064
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
                                                                       [  ]
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13.  Percent of Class Represented by Amount in Row (11)

     6.4%
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14.  Type of Reporting Person (See Instructions)
     IA
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


CUSIP No. 144771039                Schedule 13D               Page 3 of 9 pages


-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Daniel S. Och

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [X]
                                                                  (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO. See Item 3.
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                   [  ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
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Number of                                    7.      Sole Voting Power
Shares
Beneficially                                          2,005,064
Owned by                                     ----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          0
                                             ----------------------------------
                                             9.      Sole Dispositive Power

                                                     2,005,064
                                             ----------------------------------
                                             10.     Shared Dispositive Power

                                                     0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,005,064
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                         [  ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.4%
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14.  Type of Reporting Person (See Instructions)
     IN
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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares (the "Shares") of common stock, $0.10 par value (the "Common Stock"), of Aleris International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 25825 Science Park Drive, Suite 400, Beachwood, Ohio, 44122.

CUSIP No. 144771039                Schedule 13D               Page 4 of 9 pages


Item 2. Identity and Background.

         (a) This statement is filed by OZ Management, L.L.C. ("OZ"), a Delaware limited liability company and Daniel S. Och (collectively, the "Reporting Persons"). Mr. Och is the Senior Managing Member of OZ. The Shares are held by certain investment funds and discretionary accounts managed by the Reporting Persons (the "Accounts"). OZ and Mr. Och may be deemed to have beneficial ownership with respect to the Shares. Each of the Reporting Persons hereby disclaims any beneficial ownership of the Shares.

         (b) The principal business address of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

         (c) The principal business of OZ is managing a number of investment funds and discretionary accounts holding securities over which the Reporting Persons have voting and dispositive power. Mr. Och's principal business is to serve as an investment adviser.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) OZ is a limited liability company organized in Delaware. Mr. Och is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were previously acquired with funds of approximately $71,610,708.46 (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

Item 4. Purpose of Transaction.

The Reporting Persons serve as principal investment manager to a number of investment funds and discretionary accounts. In deciding which companies to invest in, the Reporting Persons analyze the operations, capital structure and markets of public and private companies on a continuous basis. The Reporting Persons analyze relevant documents and conduct discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management) prior to making an investment. From time to time, after the Reporting Persons have made an investment, they may hold discussions with third parties or with management of such companies, including the Issuer, in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions

CUSIP No. 144771039                Schedule 13D               Page 5 of 9 pages


or positions may relate to such matters as disposing of or selling all or a portion of the company, changing operating strategies and restructuring the company's capitalization.

The Reporting Persons previously filed a Schedule 13G on June 2, 2006. The Reporting Persons acquired the Shares for investment in the ordinary course of business, but they now intend to explore opportunities to enhance the value of the Issuer. In this regard, the Reporting Persons have undertaken and intend to continue to undertake discussions with the Issuer, third parties and other shareholders. The Reporting Persons would support or participate in any such opportunity only if it is also supported by senior management of the Issuer.

Other than as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of the Issuer's Common Stock or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 31,366,025 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

                  As of the date of this filing, the Reporting Persons may be deemed to beneficially own 2,005,064 shares of Common Stock, constituting approximately 6.4% of the shares of Common Stock outstanding.

         (b) The Reporting Persons have sole voting and dispositive powers over the 2,005,064 Shares reported herein, which powers are exercisable by Mr. Och.

         (c) Information concerning transactions in the Shares during the past sixty days effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

         (d) No person other than the respective advisory clients of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

         (e)      Not applicable.

CUSIP No. 144771039                Schedule 13D               Page 6 of 9 pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this statement, there are no contracts, arrangements understandings or relationships (legal or otherwise) between the Reporting Persons, or between such persons or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             OZ Management, L.L.C.


                                             By:  /s/ Daniel S. Och
                                                 ------------------------------
                                                 Name:  Daniel S. Och
                                                 Title: Senior Managing Member


                                                 /s/ Daniel S. Och
                                             ----------------------------------
                                             Daniel S. Och

Dated: June 16, 2006

                                   SCHEDULE I
              TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

         Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.


      Date          Purchase / Sale      Number of Shares       Price per Share
      ----          ---------------      ----------------       ---------------
     5/16/06            Purchase                125,000               $46.94
     5/18/06              Sale                    7,244               $46.57
     5/19/06            Purchase                 50,000               $43.63
     5/19/06            Purchase                 63,207               $45.06
     5/22/06            Purchase                 50,000               $44.87
     5/23/06            Purchase                125,000               $45.39
     5/24/06            Purchase                210,950               $42.04
     5/30/06            Purchase                 25,000               $42.54
      6/1/06            Purchase                102,100               $42.38
      6/7/06            Purchase                 68,358               $40.33
      6/7/06            Purchase                    856               $40.30

EXHIBIT 1


                          JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.


                                            OZ Management, L.L.C.


                                            By: /s/ Daniel S. Och
                                                -------------------------------
                                                Name:  Daniel S. Och
                                                Title: Senior Managing Member

                                               /s/ Daniel S. Och
                                               --------------------------------
                                               Daniel S. Och



Dated: June 16, 2006